SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

7 March 2006

FEBRUARY 2006 TRAFFIC

Buoyant passenger activity: strong increase in traffic (+8.5%) and improved load factor (+1.1 points to 77.7%) and a similar increase at the cargo activity

Passenger operations

In February, Air France-KLM posted a further good performance both in terms of traffic and unit revenue. Traffic increased by 8.5% on 6.9% higher capacity. The load factor improved by 1.1 point to reach 77.7%. The group carried close to 5 million passengers, up 5.1%.

On the Americas, activity remained buoyant with traffic increasing by 9.8% in line with capacity (up 9.6%). The load factor reached 80.3% (up 0.1 point).

Asia recorded a strong performance with a 4.3-point improvement in load factor (85.1%), as traffic was up 16.5% on 10.6% higher capacity.

The Africa & Middle-East network continued to post a robust level of activity with a 10.3% increase in traffic in line with capacity (up 10.6%). The load factor stood at 76.5% (down 0.1 point).

On the Caribbean & Indian Ocean sector, capacity was down 2.0% lower and traffic decreased slightly (down 1.0%). The load factor reached 84.2% (up 0.8 points).

On the European network, traffic grew in line with capacity, up 3.5% and 3.6% respectively. The load factor remained stable at 64.2%.

Cargo operations

In February, cargo traffic was up 6.0% on 5.1% higher capacity. The cargo load factor reached 68.2%, up 0.6 points.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger activity (in millions)

Total Group	February			Cumulative
	2006	2005	%	2005-06	2004-05%
Passengers carried (000s)	4,979	4,739	5.1%	64,193	60,259	6.5%
Revenue pax-kilometers (RPK)	13,929	12,842	8.5%	173,317	159,257	8.8%
Available seat-kilometers (ASK)	17,925	16,766	6.9%	214,609	202,234	6.1%
Load factor (%)	77.7%	76.6%	1.1	80.8%	78.7%	2.0

Europe (including France)
Passengers carried (000s)	3,415	3,305	3.3%	44,863	42,575	5.4%
Revenue pax-kilometers (RPK)	2,569	2,481	3.5%	34,776	32,652	6.5%
Available seat-kilometers (ASK)	3,999	3,862	3.6%	49,389	48,265	2.3%
Load factor (%)	64.2%	64.2%	0.0	70.4%	67.7%	2.8

America (North and South)
Passengers carried (000s)	543	501	8.3%	7,746	6,914	12.0%
Revenue pax-kilometers (RPK)	4,114	3,747	9.8%	57,012	50,742	12.4%
Available seat-kilometers (ASK)	5,120	4,671	9.6%	66,097	59,412	11.3%
Load factor (%)	80.3%	80.2%	0.1	86.3%	85.4%	0.8

Asia / Pacific
Passengers carried (000s)	378	323	17.1%	4,260	3,794	12.3%
Revenue pax-kilometers (RPK)	3,273	2,811	16.5%	37,233	33,389	11.5%
Available seat-kilometers (ASK)	3,846	3,477	10.6%	43,679	41,014	6.5%
Load factor (%)	85.1%	80.8%	4.3	85.2%	81.4%	3.8

Africa / Middle East
Passengers carried (000s)	374	339	10.4%	4,467	4,083	9.4%
Revenue pax-kilometers (RPK)	2,014	1,825	10.3%	23,364	21,309	9.6%
Available seat-kilometers (ASK)	2,633	2,382	10.6%	29,987	27,299	9.8%
Load factor (%)	76.5%	76.6%	-0.1	77.9%	78.1%	-0.1

Caribbean / Indian Ocean
Passengers carried (000s)	269	271	(0.6)%	2,857	2,894	(1.3)%
Revenue pax-kilometers (RPK)	1,958	1,978	(1.0)%	20,932	21,164	(1.1)%
Available seat-kilometers (ASK)	2,327	2,373	(2.0)%	25,457	26,244	(3.0)%
Load factor (%)	84.2%	83.3%	0.8	82.2%	80.6%	1.6

Cargo operations (in millions)
Total Group	February			Cumulative
	2006	2005	%	2005-06	2004-05%
Revenue tonne-km (RTK)	843	795	6.0%	9,851	9,568	3.0%
Available tonne-km (ATK)	1,236	1175	5.1%	14,980	14,062	6.5%
Load factor (%)	68.2%	67.7%	0.6	65.8%	68.0%	(2.3)

Europe (including France)
Revenue tonne-km (RTK)	6	8	(18.5)%	77	90	(14.5)%
Available tonne-km (ATK)	40	42	(5.0)%	499	524	(4.8)%
Load factor (%)	16.2%	18.9%	(2.7)	15.4%	17.2%	(1.8)

America (North & South)
Revenue tonne-km (RTK)	300	290	3.4%	3,371	3,290	2.5%
Available tonne-km (ATK)	422	394	7.0%	5,152	4,723	9.1%
Load factor (%)	71.1%	73.6%	(2.5)	65.4%	69.7%	(4.2)

Asia / Pacific
Revenue tonne-km (RTK)	406	378	7.4%	4,992	4,804	3.9%
Available tonne-km (ATK)	557	527	5.8%	6,839	6,443	6.2%
Load factor (%)	72.8%	71.7%	1.1	73.0%	74.6%	(1.6)

Africa / Middle East
Revenue tonne-km (RTK)	83	76	9.4%	899	872	3.2%
Available tonne-km (ATK)	133	121	9.6%	1,524	1,407	8.3%
Load factor (%)	62.4%	62.5%	(0.2)	59.0%	62.0%	(2.9)

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	48	44	9.6%	512	514	(0.4)%
Available tonne-km (ATK)	84	92	(8.1)%	967	965	0.1%
Load factor (%)	57.6%	48.3%	9.3	52.9%	53.2%	(0.3)

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31. 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: March 7, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations